Mail Stop 4561
Via Fax (508) 323-1111

January 29, 2009

Jay Zagger
Executive Vice President and CFO
3Com Corporation
350 Campus Drive
Marlborough, MA 01752

> **Re: 3Com Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2008**
> **Filed July 25, 2008**
> **Form 8-K filed on December 18, 2008**
> **File No. 000-12867**

Dear Mr. Zagger:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2008

General

1.   We note from disclosure on page 30 that H3C began as a joint venture with a subsidiary of Huawei Technologies. Ltd. We also note from Huawei's website and a 2008 news article that Huawei conducts some operations in Iran, Syria and Sudan, countries identified by the State Department as state sponsors of terrorism

and subject to U.S. economic sanctions and export controls. Please advise us whether H3C had or has any operations or business in any of these countries.

2.   We note from disclosure on pages 37 and 82 that two of your geographic sales regions include Africa and Latin America. Sudan, located in Africa, and Cuba, alternatively viewed as encompassed by references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.   Please describe to us the nature and extent of your past, current, and anticipated business contacts with Sudan and Cuba, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

3.   We also note from disclosure on pages 37 and 82 that one of your geographic sales regions includes the Middle East. By letter dated April 23, 2007, you previously advised the staff that Iran and Syria are not among the Middle Eastern countries in which you do business. Please tell us whether this continues to be the case, for your direct and indirect operations.

4.   We note October and November 2002 news articles stating that LuxSat Middle East deployed services which included a voice and data network from your company. In addition, we note a 2002 interview in which LuxSat lists your company as a business partner. We also note that LuxSat made statements that it intended to introduce its services into several Middle Eastern countries, including Syria. Please tell us whether LuxSat has deployed your networks, solutions, products or services in Syria. Please advise us of any relevant terms of your business relationship or dealings with LuxSat, including a description of any written or oral arrangements or agreements, and whether you have any arrangements currently in effect with LuxSat, regarding deployment of your networks, solutions, products or services in Syria.

Risk Factors, page 22

5.   We note that your H3C subsidiary has benefited from tax concessions which began in 2004. Tell us the aggregate dollar per share effect on earnings per share for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

6.   We note your disclosure on page 13 that you have experienced declining sales due to price competition and reduced incoming order rate. However, your discussion of the results of operations does not describe the extent to which changes in revenues from period to period are due to price reductions or changes in the volume of products sold and services provided. As material, your disclosure should also include a discussion of the impact of pricing pressures on your business results. Note that this comment also applies to your filings on Form 10-Q.

7.   There are many instances where two or more sources of a material change have been identified, but the quantitative and/or qualitative factors for each source that contributed to the change were not disclosed (e.g., increases in customer wins for security sales, impact of H3C on operations versus operations in other regions, lack of volume data for revenue growth, quantification of factors impacting gross margin, etc.). In addition, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels for significant changes in operating expenses. Please tell us how you have considered quantifying and/or qualifying each source that contributed to a material change in your MD&A discussion. Please refer to the guidance of Section III. D of SEC Release 34-26831.

Liquidity and Capital Resources, page 44

8.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350. In your response, please provide us with an explanation for why significant changes in operating assets and liabilities occurred from fiscal 2007 to 2008.

9.   We note your risk factor disclosure on page 22 regarding restrictions on H3C's ability to make dividends and payments to you. Please tell us what consideration you gave to discussing the implications of this issue in this section. See Item 303(a)(1) of Regulation S-K.

Note 2. Significant Accounting Policies

Revenue Recognition, page 56

10.   We note from the fiscal 2006 financial statements provided for the H3C
        acquisition pursuant to Rule 3-05 of Regulation S-X in the Form 8-K filed on
        June 7, 2007 that the Company recognized revenue for software sales pursuant to
        SOP 97-2. Please confirm which of your products within the H3C segment are
        accounted for pursuant to SOP 97-2. If some of the products are recognized
        pursuant to SAB 104, please tell us how the Company considered the guidance in
        footnote 2 to SOP 97-2 in determining that software is incidental to the product as
        a whole. Further, tell us how often you assess your products to determine whether
        SOP 97-2 should be applied to your contracts. Additionally, if practicable, tell us
        how the Company considered disclosing which reporting segments and/or product
        lines are accounted for pursuant to SOP 97-2.

11.   If H3C sales accounted for pursuant to SOP 97-2 are material, please explain the
        methodology used to determine vendor specific objective evidence ("VSOE") of
        maintenance and other services included in your multiple element arrangements.
        In your response, describe the various factors that affect your VSOE analysis
        including customer type and other pricing factors (e.g., geographic region,
        purchase volume, competitive pricing, perpetual versus term license, etc.).
        Further, if VSOE varies from customer to customer, tell us how you can
        reasonably estimate VSOE.   Additionally, please tell us the volume and range of
        standalone sales used to establish VSOE for maintenance and other services for
        both your H3C and Tipping Point reporting segments.

12.   We note from the Company's response dated April 23, 2007 to prior comment 5
        in our letter dated March 19, 2007 that you would revise the disclosure in the
        revenue recognition footnote to indicate that ". . . sales of services, including
        professional services, system integration, project management and training, are
        recognized upon the completion of performance." However, your current
        disclosure indicates that revenue is recognized upon "delivery of the service."
        Please advise, as your current disclosure is still unclear in indicating that revenue
        is recognized upon completed performance.

Note 4. Restructuring Charges, page 63

13.   We note your disclosure on page 39 that further restructuring actions may be
        taken if your business activity declines or additional cost reduction efforts are
        necessary. Tell us how the Company considered disclosing the total amount
        expected to be incurred in connection with your restructuring activities pursuant
        to paragraph 20(b)(1) of SFAS 146. In addition, please explain further the $13.3

million credit adjustment in fiscal 2007 and revise your disclosures to clearly indicate to which activities and action plans these adjustments relate.

Note 8. Property and Equipment, page 67

14.   Your disclosures on page 68 indicate that the Company continues to carry the Hemel Hempstead land, which was damaged in December 2005 as "held for use" in your balance sheet. Please tell us the carrying balance for this land at each balance sheet date. Also, tell us how you accounted for the $28 million of insurance proceeds received in fiscal 2007 and tell us the specific guidance you relied upon for both accounting and classification purposes.

Note 9. Goodwill and Other Intangible Assets, page 68

15.   Tell us how you considered presenting the weighted-average amortization period, in total and by major intangible asset class, versus the "weighted-average remaining life" pursuant to paragraph 44(a)(3) of SFAS 142.

16.   Tell us how you considered presenting the changes in the carrying amount of goodwill during the period for <u>each</u> reporting segment pursuant to paragraph 45(c) and Illustration 1 in Appendix C of SFAS 142. In your response please provide us with this information as of May 31, 2008 and November 30, 2008.

17.   We note that the Company determined the value of the H3C and TippingPoint reporting units using the "assistance of a third party valuation specialist." Please describe further the nature and extent of the Company's reliance on the valuation specialist in determining the fair value of your reporting units for the purpose of testing goodwill for impairment. Additionally, tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist.

Note 17. Income Taxes, page 76

18.   Please explain further the following disclosures in your income tax footnote:
- Tell us what the $6.1 million revaluation of the H3C deferred assets and liabilities relate to and tell whether this relates to a prior period. If so, tell us how you determined that recognizing this adjustment in fiscal 2008 is appropriate.
- Your disclosures in Note 17 refer to the "net effect" of the revaluations, which based on your disclosures on page 40 appear to be net of the recognition of previously unrecognized tax benefits of $13.2 million resulting from the effective settlement of certain foreign examinations. Please explain further what this benefit relates to and tell us why you did not include a discussion of this amount in your audited footnotes. In addition, tell us where this benefit is reflected in the tax reconciliation table.

- Please explain the reason for the $273.3 million increase in the valuation allowance during fiscal 2008 and tell us specifically to which deferred tax assets the valuations relate. In this regard, it appears that the foreign loss carryforwards with an unlimited carryforward period increased significantly from fiscal 2007 ($18.6 million) to fiscal 2008 ($319 million) as did the foreign capital loss carryforwards ($22.4 million in fiscal 2008 and no mention in fiscal 2007). Tell us if these foreign carryforwards relate to H3C's operations and if so, explain further both the positive and negative evidence you considered in establishing the valuation allowance and specifically how you considered H3C's profitability in your analysis.

Item 9A. Controls and Procedures, page 86

19. We note your statement on page 87 to the effect that there can be "no assurance" that disclosure controls and procedures will operate effectively under all circumstances. In future filings, to the extent you retain such disclosure, please clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and state, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level. See Section II.F.4 of SEC Release No. 34-47986.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis

Components of Executive Compensation

Cash Incentive Bonus, page 43

20. We note that you have omitted the target corporate performance goals which are based on revenue, gross margin, non-GAAP operating profit as defined in your disclosures. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please confirm that you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets and that you have a competitive harm analysis that supports your reliance on that instruction.

Grants of Plan-Based Awards in 2008 Fiscal Year, page 56

21.   Please explain why you have included payouts under your equity incentive plan in columns (i) and (j) of this table, instead of columns (f) through (h). See Item 402(d)(2)(iv) of Regulation S-K.

Form 8-K filed on December 18, 2008

22.   We note your disclosure of adjusted EBITDA in Exhibit 99.3. Based on your disclosures on page 46 of your fiscal 2008 Form 10-K, it appears that interest expense is impacted by a leverage ratio based on EBITDA "as defined in the Credit Agreement." Please confirm if the only use of adjusted EBITDA is related to how interest rates are calculated and/or if there are any material covenants that exist related to adjusted EBITDA. Additionally, tell us how the Company considered providing further disclosures with respect to the guidance of Questions 10 and 15 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457.

Sincerely,

Kathleen Collins
Accounting Branch Chief